

# JOHNSON EQUITY INCOME FUND

FOURTH QUARTER 2021





# CONTENTS





# 2021 WINNER - REFINITIV LIPPER FUND AWARD

**The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.**

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.





# EQUITY INCOME INVESTMENT TEAM

**Charles Rinehart, CFA, CAIA**
Portfolio Manager, Principal
*12 years*

| Portfolio Strategy Team | Portfolio Advisor |
| --- | --- |

| **Charles Rinehart, CFA, CAIA** | **William Jung, CFA** | **Eric Bachus, CFA** | **Bret Parrish, CFA** |
| --- | --- | --- | --- |
| Portfolio Manager, Principal | Research Analyst, Principal | Portfolio Manager Assistant | CIO of Equities, Principal |
| *12 years* | *21 years* | *3 years* | *29 years* |

### Sector Analysts

| **William Jung, CFA** | **Joe Edelstein, CFA** | **Chris Godby, CFA** | **Bryan Andress, CFA** |
| --- | --- | --- | --- |
| Research Analyst, Principal | Research Analyst | Research Analyst | Research Analyst |
| *Financials* | *Consumer Discretionary, Consumer Staples* | *Technology, Communication Services* | *Industrials, Energy, Materials, Utilities* |
| *21 years* | *16 years* | *14 years* | *8 years* |

| **Brad Morrissey, CFA** | **Joe Abbott, CFA** | **Treven Mitchell** | **Previn Pandey** |
| --- | --- | --- | --- |
| Research Analyst | Research Analyst | Research Associate | Research Associate |
| *REITs* | *Health Care* | *3 years* | *1 year* |
| *4 years* | *3 years* | | |

*Team and years of experience as of 12/31/2021.*



# INVESTMENT OBJECTIVE

## Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

## Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income



# WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.

### High Quality Stocks vs. Low Quality Stocks (2001 - 2020)

- High Quality: 12.3% (Annualized Volatility ~15%, Annualized Return 12.3%)
- Low Quality: 4.8% (Annualized Volatility ~26%, Annualized Return 4.8%)

Y-axis: Annualized Return (2.0% to 14.0%)
X-axis: Annualized Volatility (10.0% to 30.0%)

### Excess Returns of High vs. Low Quality During Periods of Market Stress

Y-axis: EXCESS RETURNS VS RUSSELL 1000 (-40.0% to 30.0%)

| Period | High Quality | Low Quality |
|---|---|---|
| Tech Bubble (8/2000 to 9/2002) | 17.1% | -34.0% |
| Financial Crisis (10/2007 to 2/2009) | 17.8% | -22.5% |
| European Debt Crisis (4/2011 to 9/2011) | 22.4% | -14.8% |
| Trade and Fed Fears (9/2018 to 12/2018) | 10.7% | -16.4% |

*Note: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.*

❯ SOURCE: FACTSET



# OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.



The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2020)*



Reduced Volatility Leads to Superior Compounding

*Data is based on price returns and does not include dividends

❯ SOURCE: FACTSET, BLOOMBERG



# DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate.  A healthy and growing dividend is often a sign of a healthy and growing business.





› SOURCE: BLOOMBERG

*Data as of 1/31/1950 – 12/31/2020; based on S&P 500 returns*



# INVESTMENT PROCESS: IDEA GENERATION



Large Cap Universe

Quality Review

Valuation Discipline

Portfolio Risk

Equity Income Portfolio

### Equity Income Universe
» Market cap over $1 billion
» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction
» Social responsibility criteria

### Quality Review
» Strong management team
» Sustainable competitive advantage
» Strong balance sheet
» High quality earnings stream

### Valuation Discipline
» Securities will not be purchased unless there is a compelling valuation opportunity
» Primary tool is discounted cash flow

### Portfolio Risk
» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

### Equity Income Portfolio
» Diversified portfolio of 40-60 securities



# INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

| QUALITY | VALUATION |
|---|---|
| • Reliability and experience of management team | • Detailed financial modeling |
| • Superior industry fundamentals | • Discounted cash flow analysis |
| • Sustainable competitive advantage | • Relative valuation versus sector, industry and peers |
| • Balance sheet strength | • Industry specific measures |
| • High quality of earnings | |

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → TEAM DISCUSSION → INVESTMENT DECISION



# RISK MANAGEMENT & SELL DISCIPLINE

## RISK MANAGEMENT

### SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues
- Maximum initiation size of 4%

### PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market
- Maximum sector weight of 30%
- Maximum weight within foreign securities of 30%

## SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed



# ESG FACTORS

The Fund uses the following environmental, social and corporate governance factors when evaluating investment opportunities and shareholder proxy voting:

### Proxy Voting

- Vote against/withhold from the chair of the nominating committee (or other directors) at companies where there are no women on the company's board
- Vote against/withhold from non-independent directors serving on Audit, Compensation, and Nominating committees
- Vote against the members of the Audit Committee if problematic audit-related practices have been identified
- Vote against the members of the Compensation Committee in egregious situations such as significant misalignment between CEO pay and company performance or problematic pay practices at the company
- Vote on a case-by-case basis if there are significant controversies, fines, penalties, or litigation associated with the company's environmental or social practices

### Investment Opportunities

The Fund does not invest in securities that predominately operate in the following industries:

- Alcohol
- Casino
- Embryonic Stem-Cell Research
- Tobacco

_**Note**: These are general shareholder proxy voting rules, and we evaluate each proxy on a case-by-case basis._



# PORTFOLIO CHARACTERISTICS

## COMMENTARY

» Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (balance sheet quality)

» Higher quality historically leads to lower volatility (Beta)

### PORTFOLIO CHARACTERISTICS

| | PORTFOLIO | S&P 500 |
|---|---|---|
| BETA | 0.97 | 1.00 |
| YIELD | 1.60% | 1.22% |
| FORWARD EV/EBITDA | 19.25 | 24.08 |
| MEDIAN 3 YEAR CFROI | 21.13% | 16.73% |
| MARKET CAPITALIZATION (BILLIONS) | $319.84 | $685.32 |
| % OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER* | 60.0% | 31.4% |

*Note: Data as of 12/31/2021 and excludes cash balance. Beta based on last 5 years vs S&P 500.*
*Excludes unranked stocks*
**S&P 500 Sector Weights as of 12/31/2021*

### RELATIVE SECTOR ALLOCATION





# PORTFOLIO STATISTICS

### RISK / RETURN



### UPSIDE / DOWNSIDE



| | RETURN | STANDARD DEVIATION | UPSIDE CAPTURE | DOWNSIDE CAPTURE | MAXIMUM DRAWDOWN LOSS VALUE | SHARPE RATIO | ALPHA | BETA |
|---|---|---|---|---|---|---|---|---|
| JOHNSON EQUITY INCOME FUND | 10.67% | 14.30% | 92.60% | 93.05% | -43.92% | 0.67 | 0.43 | 0.93 |
| S&P 500 INDEX | 10.97% | 14.91% | 100.00% | 100.00% | -50.95% | 0.66 | 0.00 | 1.00 |
| LIPPER EQUITY INCOME INDEX | 8.48% | 14.24% | 88.26% | 98.57% | 50.73% | 0.52 | -1.66 | 0.94 |

*Note: Statistics shown are relative to the S&P 500 Index based on performance from 1/1/2006 through 12/31/2021. Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.*

≫SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR



# PERFORMANCE



### JOHNSON EQUITY INCOME FUND
(periods ending 12/31/2021)



**ANNUAL RETURNS**

|  | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 |
|---|---|---|---|---|---|---|---|---|---|---|
| JOHNSON EQUITY INCOME FUND | 25.96% | 12.24% | 34.07% | -2.68% | 25.03% | 12.16% | -6.56% | 7.73% | 31.09% | 15.48% |
| S&P 500 | 28.71% | 18.40% | 31.49% | -4.38% | 21.83% | 11.96% | 1.38% | 13.69% | 32.39% | 16.00% |
| LIPPER EQUITY INCOME INDEX | 24.57% | 4.72% | 26.38% | -6.61% | 16.43% | 14.34% | -2.96% | 10.69% | 28.70% | 13.70% |

*Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.*

➤SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR



# PERFORMANCE VS. PEER UNIVERSE

Johnson Equity Income Fund vs Lipper Equity Income Funds Universe

RETURN

YTD    3 Years    5 Years    7 Years    10 Years

■ JOHNSON EQUITY INCOME FUND

● LIPPER EQUITY INCOME IX

◆ S&P 500

☐ 5TH TO 25TH PERCENTILE

▨ 25TH PERCENTILE TO MEDIAN

▨ MEDIAN TO 75TH PERCENTILE

▨ 75TH TO 95TH PERCENTILE

*Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as 12/31/2021. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.*

❯ SOURCE: ZEPHYR



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